Filed by Falconbridge Limited

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Falconbridge Limited

Commission File No. 333-129218

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Third Quarter 2005

Conference Call

[LOGO]

Forward-Looking Statements

Falconbridge cautions that statements made to describe the Company’s intentions, expectations or predictions may be “forward-looking statements” within the meaning of securities laws. The Company cautions that, by their nature, forward-looking statements involve risk and uncertainty and that the Company’s actual results could differ materially from those expressed or implied in such statements. Reference should be made to the most recent Annual Information Form for a description of the major risk factors.

All numbers are in U.S. dollars.

Speakers

•	Opening Remarks -	Derek Pannell
Chief Executive Officer

•	Financial Review -	Steve Douglas
Chief Financial Officer

•	Projects & Markets -	Aaron Regent
	Review	President

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Opening Remarks

Derek Pannell - CEO

Q3 2005 Summary

•   Financial

          –  Net income of $214 million compared to $118 million in Q3 2004

                   •   Strong metals prices

                   •   Higher refined metals output

          –  Repaid approximately $1 billion in debt in Q3 2005

                   •   $400 million of maturing debentures

                   •   $500 million of Junior Preference Shares

•   Operations

          –  Increased output of copper anodes, copper cathodes and refined nickel by 35%, 19% and 22% in Q3 2005 vs. Q3 2004

Review of Operations

Copper

South American Copper

•          Strong performance at Antamina, Lomas Bayas, Altonorte

          –  Significant improvement in molybdenum recovery at Antamina

          –  Molybdenum roaster completed and in operation at Altonorte

•          Collahuasi

          –  Production lower in Q3 2005 due to:

                  •   lower head grades (0.98% vs. 1.49%)

                  •   lower mill throughput

                  •   material handling problems

          –  Achieved mechanical completion of new molybdenum recovery plant

                  •   began producing moly concentrate in mid-October 2005

Canadian Copper & Recycling

•        Kidd Creek

          –  Refined production increased 12% from Q3 2004

                  •   higher mine production

                  •   increased custom feed processing

          –  Employees at Kidd Met went on strike on October 1, 2005

•        Horne Smelter, CCR Refinery

          –  Operated close to capacity by end of Q3 2005

          –  CCR switched to seven-day/week operation in mid-September

Nickel

INO

•        Sudbury mine production lower in Q3 2005 than in Q3 2004

          –  problems with hoist at Fraser mine

          –  challenging ground conditions at Thayer Lindsley mine

          –  Lower grades due to changes in stope sequencing

•        Lower production at Raglan

•        Strong performance Montcalm

•        Refined nickel production totaled 21,000 tonnes vs. 16,000 tonnes in Q3 2004

•        INO Q3 C1 costs were stable at $2.69/lb.

Falcondo

•        Ferronickel production was 3% lower at 7,200 tonnes

•        Impacted by reliance on crude oil

          –  Q3 C1 costs increased to $4.70/lb.

Zinc and Aluminum

Zinc

•        Zinc-in-concentrate production was 21,000 tonnes lower at 120,000 tonnes

          –  Attributable to closure of Bell Allard mine in October 2004

•        Brunswick smelter closed mid July for seasonal shutdown and maintenance

          –  Resumed operations in September

Aluminum

•        Primary aluminum production totaled 60,000 tonnes, 2,000 tonnes lower than Q3 2004

          –  Fabricated aluminum shipments totaled 46,000 tonnes, 1,800 tonnes higher than Q3 2004

•        Primary aluminum operations were supported by:

          –  513,000 tonnes of bauxite at St. Ann (Falconbridge’s 50% share)

          –  142,000 tonnes of alumina at Gramercy refinery (Falconbridge’s 50% share)

•        Collective agreements successfully negotiated at Gramercy (5 years)

Production Outlook for 2005

		Actual	Current	Previous
Production (MT)		2004	2005F	2005F
Copper	Mined	491,000	480,000	490,000
	Refined	527,000	566,000	559,000
Nickel	Mined	81,000	82,000	83,000
	Refined	101,000	114,000	114,000
Zinc	Mined	528,000	473,000	472,000
	Refined	190,000	205,000	208,000
Aluminum	Primary	247,000	247,000	251,000
	Fabricated	170,000	180,000	178,000

Inco Acquisition Offer to Falconbridge

Acquisition Highlights

•        Global leader in nickel; leading copper company

•        Outstanding nickel and copper growth prospects

•        Strong cash flow; financial strength to grow

•        $350 million annual synergies by the end of 2007

•        Immediately significantly accretive

•        Enhanced share liquidity

•        Potential re-rating in capital markets

Synergies

•        Significant contribution to 2006; over 70% run rate achieved by Q1/07

•        Synergies unique to our two companies

          –  Will have processing facilities around the world – with ability to enhance efficiencies

          –  70% operational synergies - $240 million

          –  30% overhead synergies - $110 million

•        Estimated NPV of synergies > $2.5 billion after tax, or Cdn$8 per Falconbridge share

•        Best use of Sudbury processing facilities; increased nickel, copper, cobalt and PGM production

•        Accelerated mine development in Sudbury more jobs and investment in medium and longer term; some necessary short-term rationalization

High Transaction Certainty

•        Compelling business proposition

•        Addressed upfront regulatory clearance requirements

•        Conditions to offer are limited

          –  Two-thirds of Falconbridge shares must tender

          –  Regulatory and other clearances

          –  Other standard conditions

              •   No litigation to prevent deal

              •   No material adverse change in Falconbridge

•        Strong support agreement

          –  Inco right to match any other offer

          –  Break fee of ~Cdn$1.00/share (US$320 million)

•        Definitive agreement – no vote by Inco shareholders

          –  Deal certainty

                             –  Shareholder base has always wanted to see this deal

                             –  Inco Board evaluated this very carefully in coming to its decision on this possible condition to our offer

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Financial Review

Steve Douglas – CFO

Q3 2005 Results

	3rd Quarter
(US$ millions, except per share amounts)	2005	2004	Y-O-Y Change
Net income	$214	$118	81%
Per share - basic	$0.57	$0.39	46%
Per share - diluted	$0.56	$0.38	47%
Income generated by operating assets	$434	$365	19%

•        Increase in net income due to higher metal prices and higher refined nickel and molybdenum sales volumes, partly offset by energy and exchange rates

•        Realized prices higher for all metals: copper 28%, nickel 4%, zinc 20% and aluminum 2%

•        Net-debt-to-capitalization ratio stands at 40% following the amalgamation of the two companies and a substantial repurchase of common shares

Consolidated Results

	3rd Qtr		Nine Months
(US$ millions, except per share information)	2005	2004	2005	2004
Revenues	2,006	1,703	6,074	5,030
Operating expenses
Cost of operations	617	535	1,895	1,493
Purchased raw materials	815	684	2,421	2,165
Depreciation, amortization and accretion	140	119	405	362
	1,572	1,338	4,721	4,020
Income generated by operating assets	434	365	1,353	1,010
Interest expense, net	50	35	126	104
Corporate and general administration	18	17	54	45
Research, development and exploration	16	14	43	33
Minority interest in earnings of subsidiaries	5	76	154	219
Income before undernoted	345	223	976	609
Other expense (income)	(5)	7	(5)	(10)
Tax expense	136	98	389	241
Net income	214	118	592	378
Basic earnings per common share	$0.57	$0.39	$1.76	$1.24
Diluted earnings per common share	$0.56	$0.38	$1.74	$1.23

Income Generated by Op. Assets

(US$ millions)

	3rd Qtr		Nine Months
	2005	2004	2005	2004
Copper	360	292	916	671
Nickel	172	171	639	557
Zinc	14	11	62	56
Aluminum	28	29	121	88
Other	—	(19)	20	—
Depreciation, amortization and accretion	(140)	(119)	(405)	(362)

Income generated by operating assets	434	365	1,353	1,010

Impact of Noranda/Falconbridge Merger

Financial Statement Presentation

•        Most dramatic impact of merger on financial statements is below operating line – Falconbridge and Noranda have been presented on a consolidated basis since 1989

•        Major income statement line items impacted are as follows:

          –  Increased depreciation and amortization of acquisition values of merged company

          –  One-time increase in inventory valued at time of purchase

          –  Increased interest expense due to issue of preferred share liabilities to complete share repurchase

          –  Reduced minority interest costs as balance of old Falconbridge minority acquired

          –  Shares outstanding increased due to merger offset by share repurchase

Implications of Noranda/Falconbridge Merger

Cost of Operations

(US$ millions)	YTD	YTD
	30-Sep-05	30-Sep-04
Reported production costs	$1,895	$1,493	$402
Fair value of inventory at time of purchase allocated to cost of sales	(34)	—	(34)
Pre-acquisition accounting production costs	$1,861	$1,493	$368

Expected 2005 impact - $42M

Expected annualized impact - $-M

Depreciation and Amortization

(US$ millions)	YTD	YTD
	30-Sep-05	30-Sep-04
Reported depreciation and amortization	$405	$362	$43
Amortization of purchase price of FL assets	(8)	—	(8)
Pre-acquisition DD&A	$397	$362	$35

     -   Expected 2005 pre-tax impact - $22 million

     -   Expected annualized pre-tax impact - $60 million

Interest Expense

(US$ millions)	YTD	YTD
	30-Sep-05	30-Sep-04
Reported Interest expense, net	$126	$104	$22
Impact of preferred share issue	(32)	—	(32)
Pre-acquisition Interest expense, net	$94	$104	$(10)

Dividends -1.25B x 6.2% x Issue date – Aug. 11/05	$21.0M
Dividends -750M x 6.2% x Aug 12/05 – Dec. 31/05	18.2M
Redemption premium – Aug 2005 Redemption	5.0M
Expected 2005 Impact	$44.2M

Expected Annualized Impact
Dividends 750M x 6.2%	$46.5M

Minority Interest in Earnings of Subsidiaries

(US$ millions)	YTD	YTD
	30-Sep-05	30-Sep-04
Reported Minority Interest	$154	$219	$(65)
Minority interest attributed to Falconbridge minority	139	206	(67)
Non-Falconbridge Minority Interest	$15	$13	$2

Actual Minority Interest expense - Falconbridge - 2004		$281 M
Expected 2005 Minority Interest expense - Falconbridge		$139 M
Amortized Minority Interest expense - Falconbridge in future	$	— M

Earnings Variance –

Q3 2005 vs Q3 2004

	US$ Millions	$ Per Share
Metal prices	182	0.34
Exchange	(24)	(0.04)
Energy costs	(41)	(0.08)
Volumes	(22)	(0.04)
Depreciation and amortization expense	(15)	(0.03)
Costs and other	15	0.03
Purchase accounting	(26)	(0.05)
Total income generated by operating assets	69	0.13
Interest, admin., exploration & other	14	0.03
Junior preferred shares dividends - classified as interest expense	(20)	(0.04)
Minority interest	71	0.13
Tax expense	(38)	(0.07)
Total	96	0.18

YTD Sept. 2005 vs YTD Sept. 2004

	US$ Millions	$ Per Share
Metal prices	483	1.18
Exchange	(77)	(0.19)
Energy costs	(82)	(0.20)
Volumes	124	0.30
Depreciation and amortization expenses	(37)	(0.09)
Costs and other	(23)	(0.06)
Purchase Accounting	(45)	(0.11)
Total income generated by operating assets	343	0.83
Interest, admin., exploration & other	(14)	(0.03)
Junior preferred shares dividends - classified as interest expense	(32)	(0.08)
Minority interest	65	0.16
Tax expense	(148)	(0.36)
Total	214	0.52

Exchange and Prices Variance

3rd Qtr 2005 vs. 3rd Qtr 2004

[CHART]

YTD Sept. 2005 vs. YTD Sept. 2004

[CHART]

Consolidated Balance Sheet

(US$ millions)	30-Sep-05	31-Dec-04
ASSETS
Cash and cash equivalents	$692	$884
Accounts receivable	853	948
Metals and other inventories	1,508	1,436
	3,053	3,268
Operating capital assets	6,751	4,870
Development projects	1,573	1,166
Investments and other assets	334	324
TOTAL ASSETS	$11,711	$9,628

LIABILITIES AND EQUITY
Accounts and taxes payable	$1,137	$1,265
Debt due within one year	103	570
	1,240	1,835
Long-term debt	2,922	2,736
Preferred share liabilities	877	122
Future income taxes	1,151	304
Asset retirement obligation, pension and other provisions	695	595
Stockholders’ interests
Interests of other shareholders	56	1,197
Shareholders’ equity	4,770	2,839
	4,826	4,036
TOTAL LIABILITIES AND EQUITY	$11,711	$9,628

Operating Assets

(US$ millions)	30-Sep	31-Dec
	2005*	2004
Copper	3,395	2,890
Nickel	2,465	1,078
Zinc	142	158
Aluminum	701	702
Other	48	42
Total	$6,751	$4,870

* Value adjusted with the fair market value increments from acquisition of 41% of the assets of the former Falconbridge in Q2 2005

Capital Investments

(US$ millions)	2005F	2006F
Koniambo development	$110	$70
Kidd Mine extension	125	65
Nickel Rim South project	69	75
Collahuasimolybdenum circuit	18	—
ElMorro Feasibility	12	5
Lomas Bayas	8	—
Raglan milling circuit expansion	23	38
Kabanga	27	15
Sustaining Capital and other	289	275
Total	$681	$543

Ratio Analysis

(US$ Millions except as noted)	30-Sep	31-Dec
	2005	2004
Net debt	3,210	2,544
Total capitalization	8,036	6,580
Net debt to capitalization	40%	39%

Cash and available bank lines	$1.5B	$1.6B

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Projects and Markets Review

Aaron Regent – President

Projects

Raglan Mine Optimization Project

•        Phase One - conversion of the mill from autogenous to semi-autogenous grinding

                   –  Conversion will increase level of annual throughput to approximately one million MT of ore per year and increase mill’s ability to process harder ore

                   –  2005 CAPEX expected to be $23 million

•        Phase Two

          –  Expected to be complete late in 2007

          –  Will improve mill efficiency

•        When complete, concentrator expected to process 1.3 million tonnes, resulting in approximately 30,500 tonnes of annual contained nickel production, up from 26,600 tonnes in 2004

Nickel Rim South Project

•        Vent shaft sinking began in February 2005

          –  At 767 metres

          –  Ahead of schedule

•        Main shaft sinking began in April 2005

          –  At 219 metres

Koniambo Project

•        Completed positive technical feasibility study in advance of the January 1, 2006 deadline (one of two conditions of Bercy Accord)

•        Second condition is to place firm orders of $100 million in equipment and services related to project; orders have been submitted for review

•        Financing plan well advanced

          –  Focused on finalizing French government support package

•        Start-up for production targeted for 2009/2010

Kabanga Project

•        Nickel deposit in Tanzania

          –  JV agreement with Barrick Gold

•        Scoping study initiated in April 2005

          –  Drilling program is 66% complete; engineering studies are 48% complete

              •   Scheduled for completion in Q1 2006

Collahuasi Molybdenum Circuit Project

•        Commissioned in September 2005; two months ahead of schedule, under budget

•        Initial production forecast of 4,000 tonnes per year of contained molybdenum, rising to 8,000 tonnes in later years. Plant in start-up mode with first commercial production anticipated in November 2005

Collahuasi Debottlenecking Project

•        Potential to increase nominal design capacity of sulphide circuit by 20%

•        Feasibility study to be initiated soon; results expected in early 2006

Fortuna de Cobre Project

•        Deposit being reviewed

•        Exploration tunnel began in March 2005

•        Pre-feasibility study progressing with exploration ramp at 418 metres; expected completion in Q4 2006

•        Construction of pilot plant completed in August 2005

Kidd Mine D Project

•        Production from blocks 2 and 3 expected to begin in Q4/05 and Q3/06, respectively

•        Project progress is 84% based on new target schedule and budget

Market Review

Copper

•        LME cash prices averaged $1.70/lb. versus $1.29/lb. in Q3/04

•        LME stocks increased 54,000 tonnes to 83,000 tonnes at end of Q3 (approx. two days of production)

•        Analyst forecasts for mine copper production increases in Q3 did not materialize and copper prices remain well supported

•        Refined copper supply remained constrained:

          –  concentrate production disruptions in S.A.

          –  ongoing smelter strike in N.A.

          –  labour disputes, fuel shortages in Africa

•        Decreased Chinese imports of refined copper cathodes offset by significant increases in concentrate and scrap imports (45% and 30% y-o-y)

•        N.A. cathode premiums improved to $0.065 during Q3

•        Global market deficit of 300,000 tonnes forecast for 2005

[GRAPH]

Source: LME

Nickel

•        LME cash prices averaged US$6.61/lb. versus US$6.35/lb. in Q3/04

•        LME stocks increased 6,000 tonnes to 13,000 tonnes at quarter end, still representing only a few days of consumption

•        Huge growth in Chinese stainless steel production has curtailed need for western imports

•        De-stocking in the stainless steel sector has reduced sector growth estimates to 2.6% for 2005

•        Non-stainless steel markets are forecast to grow by 5% this year, supported by high nickel alloy demand

•        Balanced market now forecast for 2005

•        Stainless steel markets are forecast to rebound in H1 ‘06

•        Market analysts remain long term bullish on nickel market fundamentals

[GRAPH]

Source: LME

Zinc

•        LME cash prices averaged US$0.59/lb. versus US$0.44/lb. in Q3/04

•        LME stocks declined 80,000 tonnes to 531,000 tonnes at end Q3

•        Concentrate supply remained tight as further decreases in spot treatment charges seen

•        Zinc demand growth in Asia remains strong, N.A. galvanizing sector demand improving

•        N.A. premiums improved to around $0.05/lb. by the end of the quarter.

•        Zinc metal demand is now expected to exceed supply by 300,000 tonnes in 2005

[GRAPH]

Source: LME

Aluminum

•        LME cash price averaged US$0.82/lb., up US$0.77/lb. from Q3/04

•        LME stocks declined by 21,500 tonnes during the quarter to 514,000 tonnes at end Q3

•        N.A. mid-western premiums came under pressure during the quarter, have begun to strengthen again

•        China removed a provision allowing the duty free import of alumina feed by refiners/exporters; tolling of aluminum should become less profitable leading to less exports

•        Rising energy costs in Europe and U.S. leading to increasing announcements of potential and intended smelter closures

[GRAPH]

Source: LME

Market Outlook

Summary

•        Global macroeconomic forecasts remain positive, with some cautions over energy cost escalation impacts

•        Copper and nickel inventories remain low; zinc and aluminum stocks continue downward trend on improved fundamentals and feed shortages

•        Copper market has been subjected to supply-side disruptions and continues to remains tight and vulnerable

•        Nickel market experiencing temporary stainless steel sector supply side adjustments as demand catches up to new Chinese supply

•        Strength of Chinese economy continues to support metals consumption as GDP and IP remain robust

•        Copper, zinc and aluminum metal markets forecast supply deficits for 2005; nickel market expected to be balanced

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Third Quarter 2005

Conference Call

Important Legal Information

This communication is being made in respect of the share exchange takeover bid by Inco Limited for common shares of Falconbridge Limited. Inco has filed with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form F-8 containing a share exchange takeover bid circular. Inco, if required, will file other documents regarding the transaction with the SEC. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents filed with the SEC free of charge at the SEC’s website (www.sec.gov). In addition, documents filed with the SEC by Inco will be available free of charge from Inco. You should direct requests for documents to the Secretary of Inco, Inco Limited, 145 King Street West, Suite 1500, Toronto, Canada, M5H 4B7.